March 27, 2008

Colin Webster

Assistant Director

United States Securities and Exchange Commission

Washington DC 20549

202-551-3522

RE:

Matches, Inc.

Registration Statement on Form S-1

Filed February 19, 2008

Dear Mr. Webster:

Here are the responses to your comments.

General

1.

Please revise the fee table to make $20,0000.00  $20,000.00

Revised.

2.

Please include a disclosure that the offering price for the selling shareholders is an estimate for purposes of calculating the registration fee and in the event the corporation is approved for trading on an exchange, the selling shareholders are free to sell based upon the then  market price.

Included.

3.

Please add a risk disclosure that discloses the risk because of the concurrent sale of selling shareholder and newly issued shares and its risk to the market price.

Added.

4.

We note that Orion Investment is offering all of its shares (2,000,000) for resale.  Please provide your analysis of why the offering by Orion would not be deemed an offering by or on behalf of the registrant.  In your analysis, please address the following along with any other relevant factors:

The offering by Orion should not be deemed as an offering on behalf of the registrant as it is a secondary offering and not a primary offering.  Orion currently owns 92% of Matches but its sale represents only 28.5% of the total shares covered by the registration.  Orion received the shares which they fully paid for in cash consideration at $0031 per share on December 20, 2007.  Orion was introduced to the company through one of its minority shareholders who had a previous business relationship with Mr. Holm.   Due to the size of its holdings Orion is an affiliate of Matches, Inc.  Orion is not now nor has ever been in the business of underwriting securities.  None of the proceeds from Orion’s sales will go to the company and the subscription upon which Orion purchased its shares does not require the registration of the shares and in fact includes a statement that they will be restricted and marked as such and cannot be resold except under Rule 144 or under a registration.  There is no agreement which required Matches to register Orions shares but it was done at the later request of Orion as a courtesy since the new issuance registration was already being prepared.  In addition while Orion may sell its shares following this registration, there is nothing requiring them to do so, they are free to sell or retain their shares as they wish.

Thus the offering by Orion should not be deemed an offering by or on behalf of the registrant and should be considered a secondary offering.

Very Truly Yours,

/s/ Darren Holm

Darren Holm

President

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